Exhibit 99.1

Dangdang Announces Management Change

BEIJING, March 5, 2014 /PRNewswire/ -- -- E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced that Mr. Jun Zou, the chief financial officer of the Company, has tendered his resignation for personal reasons. His resignation will be effective on April 10, 2014. The Company has started searching for qualified CFO candidates. Ms. Peggy Yu Yu, Dangdang's Executive Chairwoman, will act as interim CFO during the search period until the new CFO is on board. Ms. Peggy Yu Yu is Dangdang’s co-founder and has been Executive Chairwomen since the inception of the Company. Peggy received an MBA in finance and international business from the Stern School of New York University in 1992.  “We thank Mr. Jun Zou for his many efforts and contribution, and we all wish him the best in his future pursuits," said Ms. Peggy Yu Yu.

About Dangdang

E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping mall targeting mid- to high-end customers. Dangdang's nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts in this press release are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding the risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Sophia Zhou
Investor Relations Director
E-commerce China Dangdang Inc.
Phone: +86-10-5799-2306
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1 310-528-3031
Email: eketchmere@compass-ir.com